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                                October 6, 2021

       Donald G. Basile
       Co-Chief Executive Officer
       Roman DBDR Tech Acquisition Corp.
       2877 Paradise Rd. #702
       Las Vegas, NV 89109

                                                        Re: Roman DBDR Tech
Acquisition Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 22,
2021
                                                            File No. 001-39687

       Dear Dr. Basile:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

       Risk Factors, page 15

   1. Please add risk factor disclosure to describe the risk to investors that your role in facilitating
transactions in digital assets creates the risk that you may be operating as an unregistered exchange
or part of an unregistered exchange mechanism under the
                                                        Exchange Act.
       Arculus, page 168

   2. You state here that you expect the Arculus Wallet to support transactions in multiple cryptocurrencies,
including Bitcoin, Bitcoin Cash, and Ethereum, with additional cryptocurrencies and
other digital assets expected to be added in the future. Please reconcile this
disclosure with information on your website listing a much larger group of digital assets. Please
also reconcile the statement that you "expect" the wallet to support certain
cryptocurrencies with disclosure elsewhere that you launched the platform during
 Donald G. Basile
Roman DBDR Tech Acquisition Corp.
October 6, 2021
Page 2
      the third quarter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie at (202) 551-3469 with any other questions.



                                                          Sincerely,
FirstName LastNameDonald G. Basile
                                                          Division of
Corporation Finance
Comapany NameRoman DBDR Tech Acquisition Corp.
                                                          Office of Finance
October 6, 2021 Page 2
cc:       Anthony J. McCusker, Esq.
FirstName LastName